 Four Seasons 6-K cover (May 2003)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of April 2006

Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.

(Translation of registrant’s name into English)

1165 Leslie Street

Toronto, Ontario

Canada M3C 2K8

Attention: Executive Vice-President & Secretary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-________

Exhibit No.	Description
99.1	2005 Annual Report of Four Seasons Hotels Inc.
99.2	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated April 4, 2006
99.3	Form of Proxy and Supplemental Mailing List Return Card Mailed to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 12, 2006	FOUR SEASONS HOTEL INC.

	By:	/S/	Randolph Weisz
		Name:	Randolph Weisz
		Title:	Executive Vice President, General Counsel And Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	2005 Annual Report of Four Seasons Hotels Inc.
99.2	Notice of Annual and Special Meeting of Shareholders and Management Information Circular, dated April 4, 2006
99.3	Form of Proxy and Supplemental Mailing List Return Card Mailed to Shareholders